Exhibit 99.6

October 6, 2020

Rick, Paul, Dave, Brent, Doug, Deborah, Jon, Matt, Natalie, Len, Mark,

We are requesting a meeting with you as the Altabank board and management. We would like to explain the background leading to the 13d filing, our desire to be cooperative and helpful, our commendation to you for the company’s financial strength, and our desire to have a relationship of trust with you. We want to discuss having communication between the board and shareholders. We can answer questions you may have regarding our 13d filing, or other questions you may want to ask.

Regarding board/shareowner communication, the National Association of Corporate Directors (NACD) task force published the following in 2004: “The Task Force agrees that it is appropriate for shareowners to communicate with directors, including through in-person meetings.” You can read the entire paper at: https://www.sec.gov/rules/proposed/s71903/nacd030904-attach.pdf.

The Corporate Directors Guidebook sixth edition says the following: “Boards may also want to develop communication policies or protocols to promote dialogue with or facilitate receipt of input from shareholders. For example, shareholder groups may request an audience with the lead director, the independent directors, or an independent board committee to discuss various corporate governance issues and concerns. Boards need to consider appropriate policies to respond to such requests. Some boards meet with certain key shareholders from time to time to listen to their views and concerns.” You can read the entire section 10 about director / shareholder relationships in the Corporate Directors Guidebook which some of you were given by Dorsey & Whitney for the public offering.

You can do an internet search for board/shareholder communication to find additional information on improving communication.

We would like to schedule a face to face meeting with you as a group or we can meet with two or three at a time at a convenient location. We can also meet individually if you prefer. We look forward to talking with you. Can we meet within the next 2 weeks?

Sincerely,

Dale Gunther

Blaine Gunther